Exhibit 12(a)

FPL GROUP, INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS(a)

	Years Ended December 31,
	2009	2008	2007	2006	2005
	(millions of dollars)
Earnings, as defined:
Net income	$1,615	$1,639	$1,312	$1,281	$901
Income taxes	327	450	368	397	282
Fixed charges included in the determination of net income, as below	899	859	799	732	622
Amortization of capitalized interest	17	15	12	11	11
Distributed income of equity method investees	69	124	175	104	86
Less: Equity in earnings of equity method investees	52	93	68	181	124
Total earnings, as defined	$2,875	$2,994	$2,598	$2,344	$1,778

Fixed charges, as defined:
Interest expense	$849	$813	$762	$706	$593
Rental interest factor	28	28	23	15	16
Allowance for borrowed funds used during construction	22	18	14	11	13
Fixed charges included in the determination of net income	899	859	799	732	622
Capitalized interest	88	55	40	18	8
Total fixed charges, as defined	$987	$914	$839	$750	$630
				-
Ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred stock dividends (a)	2.91	3.28	3.10	3.13	2.82
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(a)
FPL Group, Inc. has no preference equity securities outstanding; therefore, the ratio of earnings to fixed charges is the same as the ratio of earnings to combined fixed charges and preferred stock dividends.